Filed by Eagle Rock Energy Partners, L.P.

Commission File No. 001-33016

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Eagle Rock Energy Partners, L.P.

Commission File No. 001-33016

This filing relates to a proposed business combination (the “Merger”) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and Eagle Rock Energy Partners, L.P. (“Eagle Rock”), a Delaware limited partnership.

VNR Presentation Scott W. Smith, President & CEO Richard Robert, EVP & CFO Britt Pence, EVP of Operations Lisa Godfrey, Director, Investor Relations & HR June 4, 2015

Forward-Looking Statements 2 This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this presentation, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Overview of Vanguard Natural Resources Asset Profile(1) Market Valuation Company Profile (2) (in millions) COMMON UNITS 86.4 MM PREFERRED UNITS 13.8 MM EQUITY MARKET CAP (incl. preferred) $1,674 TOTAL DEBT(3) $1,908 ENTERPRISE VALUE $3,582 Twenty three strategic acquisitions totaling ~$4.2 bn ~2.03 Tcfe (~339 MMBoe) total proved reserves ~68% proved developed ~27% liquids / 73% gas 2013 Production: 212 MMcfe/d 2014 Production: 327 MMcfe/d 2015E Production: 379 MMcfe/d (1) Proved reserves as of 12/31/2014 based on SEC reserve report and includes Pinedale acquisition, Hunt Gulf Coast acquisition and the second Piceance acquisition. (2) Market data as of 5/28/15 and includes 420,000 Class B units. (3) Debt as of 3/31/15. 3 . Upstream oil & gas LLC, headquartered in Houston, TX; Initial Public Offering – “VNR” – October 2007 had a Total Enterprise Value of ~$240mm . Monthly distribution of $0.1175 per unit ($1.41 annualized); generates ~8.9% yield at current price; $15.87 . In 2012, VNR was the first master limited partnership to institute a monthly cash distribution policy, beginning with our July 2012 distribution . In 2013, VNR was the first master limited partnership to issue publicly traded preferred units with its initial 7.875% Series A Cumulative Redeemable Perpetual Preferred Units . In total, VNR has raised net proceeds of more than $328 million from three preferred equity offerings . At-the-Market Program allows us to systematically sell equity at a much more cost effective means . In 2014, VNR raised net proceeds of more than $148 million via common equity and $1.2 million via preferred equity . In 2015, we restarted the ATM program in March and have raised $27 million to date

Experienced Management Team 4 Name Title Prior Affiliations Years of Experience Scott W. Smith President and CEO • Ensource Energy • The Wiser Oil Company • San Juan Partners >34 Richard A. Robert EVP and CFO • Enbridge USA • Midcoast Energy Resources • Various energy-related entrepreneurial ventures >27 Britt Pence Executive Vice President of Operations • Anadarko Petroleum • Greenhill Petroleum • Mobil >30 Mark Carnes Director of Acquisitions • Synergy Oil & Gas • Petromark • Torch Energy Advisors >37 Chris Raper Land Manager • Synergy Oil & Gas • Amoco Production >35 Rod Banks Marketing Manager • Apache Corporation • Mariner Energy • Producers Energy Marketing >34

Geographically Diversified Reserve Base



Core Areas

Green River Basin
- Proved Reserves: 765 Bcfe
- 84% gas and 52% Proved Developed
- 122 MMcfe/d net production

Big Horn Basin
- Proved Reserves: 104 Bcfe
- 84% oil and 95% Proved Developed
- 17 MMcfe/d net production

Williston Basin
- Proved Reserves: 25 Bcfe
- 94% oil and 96% Proved Developed
- 9 MMcfe/d net production

Piceance Basin [(1)]
- Proved Reserves: 442 Bcfe
- 78% natural gas and 77% Proved Developed
- 100 MMcfe/d net production

Powder River Basin
- Proved Reserves: 24 Bcfe
- 100% natural gas and 77% Proved Developed
- 22 MMcfe/d net production

Wind River Basin
- Proved Reserves: 37 Bcfe
- 82% natural gas and 95% Proved Developed
- 9 MMcfe/d net production



WILLISTON BASIN
BIG HORN BASIN
POWDER RIVER BASIN
GREEN RIVER BASIN
WIND RIVER BASIN
PICEANCE BASIN
ARKOMA BASIN
PERMIAN BASIN
GULF COAST BASIN

Permian Basin
- Proved Reserves: 241 Bcfe
- 51% oil and 77% Proved Developed
- 40 MMcfe/d net production

Arkoma Basin
- Proved Reserves: 211 Bcfe
- 91% gas and 80% Proved Developed
- 50 MMcfe/d net production

Gulf Coast Basin
- Proved Reserves: 182 Bcfe
- 63% natural gas and 61% Proved Developed
- 25 MMcfe/d net production

VNR OPERATED FIELDS
VNR NON-OPERATED FIELDS

- Primarily Natural Gas
- Primarily Oil

Overview

- ~2.03 Tcfe (~339 MMBoe) proved reserves
- 73% gas and 27% liquids
- 68% proved developed
- R/P is 14 years

Proved Reserves by Area

~2.03 Tcfe (~339 MMBoe)



Green River
Piceance
Arkoma
Permian
Gulf Coast
Big Horn
Wind River
Williston
Powder River
38%
22%
10%
12%
9%
5%
2%
1%
1%

Note: Proved reserves as of 12/31/2014 based on SEC reserve report. Production represents Q4 2014 average daily net production. Pro forma for the Pinedale acquisition, Hunt Gulf Coast acquisition and Piceance acquisition.
(1) Includes reserves and production for Piceance acquisition.

VANGUARD NATURAL RESOURCES, LLC NASDAQ: VNR
THE MONTHLY DISTRIBUTION MLP™

5

VNR Investment Thesis # of Deals 2 2 2 8 3 2 4 2* 6 • Strong record of evaluating and integrating assets, completing over $4.2 billion since IPO in 2007 • Designated business development and acquisition evaluation team • We review between 125-150 and evaluate approximately 50 acquisition candidates each year Screen ~125-150 opportunities annually Evaluate ~50 Bid ~40 (~$6 Billion in 2013) Close 2-8 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2008 2009 2010 2011 2012 2013 2014 2015P liquids natural gas $ in millions *Note: 2015P includes recently announced pending VNR – LRE merger and pending VNR – EROC merger

Strategy Dependent on Acquisitions 1) Continue to Make Accretive Acquisitions- Take advantage of significant opportunities in 2015 . Large inventory in the U.S. of mature oil and natural gas basins which provide significant opportunity for future growth and consolidation 2) Commodity Optionality – Today’s commodity environment creates a unique opportunity to buy assets at historically attractive pricing . Acquiring assets today provides long-term optionality should prices improve on the base PDP assets . Drilling inventory that is not economic today can be acquired for little to no value providing future upside potential 3) Sources of Capital – Vanguard has many avenues for capital to complete large and small acquisitions . ~$266 MM in liquidity based on the proposed Spring Borrowing Base Redetermination of $1.6 billion . Opportunistically use at-the-market equity program, which is not disruptive to unit price and less expensive (10% of 3 month daily average volume this could equate to ~$30-$40 MM per month) . Utilize VNR units to purchase assets from private sellers . Partnering with private equity to acquire larger assets . Alternative financing strategies are being considered although we will not rule out an equity offering if the acquisition returns are compelling 7

Key Conditions . Customary closing conditions, including a vote of the LRR Energy unitholders Transaction Value and Premium . Total consideration of approximately $539 million . Consideration includes assumption of LRE’s net debt of $288 million . Purchase price represents a 13% premium to LRE’s closing price on April 20, 2015 and an 19% premium to LRR Energy’s ten day volume weighted average price VNR + LRE Transaction Overview 8 . VNR to acquire LRR Energy, L.P. (LRE) by issuing 0.55 units of VNR for each LRE unit . Implied purchase price of $8.93 per LRE common unit based on Vanguard’s closing price on April 20, 2015 Consideration . Closing anticipated in the third quarter of 2015 . S-4 Filed June 3, 2015 Timing

LRR Energy, L.P. Overview



- Publicly traded Upstream MLP formed in November 2011 (NYSE: LRE)
- Operates more than a dozen fields in 3 regions; Permian Basin, Mid-Continent region, and Gulf Coast region
- 203 Bcfe of estimated net proved reserves as of December 31, 2014
  - Reserves commodity mix: 39% oil; 48% gas and 13% NGL

Asset Profile(2)

Permian Region

- Key fields: Red Lake, Corral Canyon, Pecos Slope
- Acreage: 149,408 gross (122,002 net) acres
- 94% operated
- Proved reserves: 98 Bcfe (68% liquids)

Mid-Continent Region

- Key fields: Potato Hills, East Velma, Putnam, Stroud
- Acreage: 146,753 gross (27,338 net) acres
- 77% operated
- Proved reserves: 85 Bcfe (39% liquids)

Gulf Coast Region

- Key fields: New Years Ridge, George West-Stratton
- Acreage: 12,837 gross (8,769 net) acres
- 91% operated
- Proved reserves: 20 Bcfe (33% liquids)

Capitalization Table(1)	
($ in millions)	
Equity Market Capitalization	$219
Net Debt	288
Enterprise Value	507

Key Statistics(2)	
Proved Reserves (Bcfe)	203
% Proved Developed	88%
Q1 2015 Production (MMcfe/d)	41
Total Proved Reserve Life (R/P)	14



Mid-Continent Region
• 42% of total reserves
• Q1 2015 Production: 13 MMcfe/d
Permian Region
• 48% of total reserves
• Q1 2015 Production: 23 MMcfe/d
Gulf Coast Region
• 10% of total reserves
• Q1 2015 Production: 5 MMcfe/d
OK
AR
TX
Permian Region
Mid-Continent Region
Gulf Coast Region

9

(1) Market data based on 4/17/2015 unit price of $7.79.
(2) Reserves based on 12/31/14 SEC reserve report.

VANGUARD NATURAL RESOURCES, LLC

VNR: Strategic Rationale VNR + LRE Transaction 10 . Transaction adds attractive portfolio of mature, long-lived assets well-suited to upstream MLP structure . Mature asset base with proved reserve life of 14 years . Adds additional scale in Permian and Arkoma Basins . Provides exposure to high margin, liquids-weighted production and reserves . Vanguard’s stated corporate strategy is to grow via accretive acquisitions . Transaction is expected to be immediately accretive . Accretion is supported by ability to capture substantial G&A synergies . Transaction expected to improve credit metrics in 2015 and increase capital markets access . Expected to improve 2015 net debt / LTM EBITDA leverage metric . Additional scale, diversity and improved liquidity are expected benefits to investors . Additional scale for pro forma entity in reduced commodity price environment . Greater leverage of operating expenses over larger organization . Elimination of duplicative public company expenses . Reduced per unit field expenses from potential operational synergies in Permian and Arkoma Basins . Larger combined float with greater trading liquidity for unitholders

Key Conditions . Customary closing conditions, including a vote of the Eagle Rock Energy unitholders and the Vanguard unitholders Transaction Value and Premium . Total consideration of approximately $614 million . Consideration includes assumption of EROC’s net debt of $140 million(1) . Purchase price represents a 24% premium to EROC’s closing price on May 21, 2015 VNR + EROC Transaction Overview 11 . VNR to acquire Eagle Rock Energy by issuing 0.185 units of VNR for each EROC unit . Implied purchase price of $3.05 per Eagle Rock Energy common unit based on Vanguard’s closing price on May 21, 2015 Consideration . Closing anticipated in the third quarter of 2015 Timing (1) Includes $73 million of RGP unit value based on ~3.2 million RGP units owned as of March 31, 2015 and RGP unit price of $22.87. On April 30, 2015, RGP units were converted to ETP units per the ETP/RGP merger agreement.

VNR: Strategic Rationale VNR + EROC Transaction 12 . Transaction adds attractive portfolio of mature, long-lived assets well-suited to upstream MLP structure . Mature asset base with proved reserve life of 12 years . Adds scale in Permian Basin and Mid-Continent region . Provides exposure to high margin, liquids-weighted production and reserves . Vanguard’s stated corporate strategy is to grow via accretive acquisitions to cash flow per unit . Transaction is expected to be neutral in 2015 and accretive in 2016 and beyond . Accretion is supported by ability to capture substantial G&A synergies . Transaction expected to improve credit metrics in 2015 . Eagle Rock’s low leverage will positively impact Vanguard’s debt metrics and credit profile . Additional scale and diversity expected to be viewed favorably by both debt and equity markets . Additional scale for pro forma entity in reduced commodity price environment . Greater leverage of operating expenses over larger operating platform . Elimination of duplicative public company expenses . Reduced per unit field expenses from potential operational synergies in Permian and Mid-Continent . Larger combined float with greater trading liquidity for unitholders

Attractive Operational Overlap VNR + LRE + EROC Combined 13 VNR OPERATIONS PENDING LRE MERGER PENDING EROC MERGER ANADARKO BASIN

Operational Metrics of Pro Forma Company Source: Management presentation, company investor presentations, company projections and company websites. (1) Reserves based on 12/31/14 SEC reserve report. (2) EROC Gulf Coast includes Alabama and ETX/STX/MS. 14 Vanguard LRR Energy PF Vanguard Reserves(1) by Category Q1 2015 Production by Region(2) Q1 2015 Revenue by Hydrocarbon 203 Bcfe 41 MMcfe/d $30 MM 515 MMcfe/d 2,553 Bcfe $146 MM 394 MMcfe/d $99 MM 2,031 Bcfe Eagle Rock Energy $18 MM 80 MMcfe/d PDP 64% PDNP 4% PUD 32% PDP 73% PDNP 15% PUD 12% PDP 72% PDNP 6% PUD 22% PDP 66% PDNP 5% PUD 29% 318 Bcfe Oil 36% Gas 56% NGL 8% Oil 69% Gas 24% NGL 7% Oil 45% Gas 29% NGL 17% Sulfur 9% Oil 42% Gas 47% NGL 9% Sulfur 2% Mid-Con 13% Permian 10% Green River 31% Piceance 26% Gulf Goast 6% Wind River 2% Powder River 6% Williston 2% Big Horn 4% Mid-Con 31% Permian 57% Gulf Goast 12% Mid-Con 66% Permian 6% Gulf Goast 28% Mid-Con 22% Permian 13% Green River 24% Piceance 20% Gulf Goast 10% Wind River 2% Powder River 4% Williston 2% Big Horn 3%

Financial Overview 15

Summary Operating Performance 16 (1) Proved reserves as of 12/31/2014 based on SEC reserve report. (2) Amounts illustrated reflect ENP and VNR proved reserves and production on a consolidated basis. Pro forma for exchange of Appalachian assets.

Employee Headcount by Year 17 0 50 100 150 200 250 300 2007 2008 2009 2010 2011 2012 2013 2014 2015 4 10 12 15 98 118 173 251 255 Data as of June 3, 2015 Employee Growth

Employee Benefits Comparison 18 Benefits EROC VNR Medical, Dental, Vision ASO (Self-Funded) Medical and Dental Plan *Comparable monthly premiums to Vanguard Various Coverage Options 85% Employer Contribution for Employee and Family Bonus Plan 2015 Short Term Incentive Bonus Plan Targets are 7% - 37.5% Annual Gross Base Wage Earnings for Non-Officer Employees Payout Occurs in the Following Year 2014 Annual Bonus Plan Targets were 10% - 40+% Annual Salary Paid out in March 2015 2015 Annual Bonus Plan Under Review Long Term Incentive Plan (LTIP) LTIP and Long Term Cash Plans Targets are 7% - 45+% for Non-Officer Employees Quarterly Unit Distribution Rights 2014 LTIP Plan Ranges were 0-25+% Annual Salary Monthly Accrued DERs; 3-year vest 401K Match up to 5% Immediately vested Match up to 6% Immediately vested Life & AD&D Offered 3x up to $200K Offered 1x up to $50K Short-term/Long-term Disability Coverage Offered 7 day waiting period Offered 14 day waiting period

Employee Benefits Comparison 19 Benefits EROC VNR PTO / Vacation Time 3-5 weeks PTO Based on industry experience for corporate employees and tenure for field employees 2-5 weeks Vacation Time Based on industry experience Sick Days 0 5 Holidays 10 days + 1 Floating Holiday 10 days Medical Flex Spending & Health Savings Accts Offered Offered Dependent Care Flexible Spending Account Offered Offered Transportation Flexible Spending Account Offered Not Offered Tuition Reimbursement Not Offered Offered up to $7,500 annually ($5,500 undergrad; $7,500 graduate) Employee Referral Program Offered Up to $4,000 per referral Offered $1,000 per referral Charitable Giving / Matching Gifts Program Not Offered Offered up to $2,500 annual match

Vanguard Bonus Plan Employee contributions are valuable to the success of the Company and therefore management has created a bonus plan structure to reward the efforts of employees and align bonuses with both Company and individual performance. . VNR’s 2014 Annual Bonus targets ranged from 10% - 40+% . The VNR 2015 Bonus Plan is currently under review and has not rolled out to employees . Bonuses will be paid out by March 31, 2016 after 2015 financial performance has been calculated and filed . Vanguard’s management team reserves the right to pay out bonuses in cash or fully vested VNR common units and change the bonus plan and structure 20

Tracking Vacation & Sick Time Insperity TimeStar . Paid on semi-monthly basis (24 pay periods per year) . Internet based time tracking system – https://timestar.insperity.com/VNG . You will have a unique log-in to submit your timesheet and time-off requests for supervisor approval . Timesheets are due 2 days prior to pay date so any applicable adjustments will be made the following pay period . Vacation time is accrued each pay period and is based on years of industry experience 21 Industry Experience Vacation Time 0 - 5 years 80 hours (2 weeks) 6 - 9 years 120 hours (3 weeks) 10 - 29 years 160 hours (4 weeks) 30+ years 200 hours (5 weeks)

Charitable Matching Gifts Program 22 ELIGIBILITY REQUIREMENTS: . Full-time employees are able to have their donations to eligible 501(c)3 charities matched by the Company up to $2,500 per employee, per year . Minimum employee contribution to receive Company match amount is $150 REIMBURSEMENT INFORMATION: Donations must first be made by employee for the Company match to occur

Vanguard Culture Committed to the Community 23 Vanguard understands the importance to give back to the communities in which we work and live: . Annually for the past two years Vanguard employees prepare and serve lunch to the residents at the Houston Ronald McDonald House . Our first MS150 team participated in the ride to Austin in 2015. Our team well surpassed its original goal of $15,000 and raised over $79,000 for the MS Society . Sponsored a table at Yellowstone Academy’s annual fundraiser to assist with their classroom necessities . Foster ties between state universities and employee alums through our Matching Gifts Program and internship program . Created the VNR Game Show which raises money for 501(c)(3) charities and encourages a knowledgeable workforce and teamwork

Vanguard Culture 24

Vanguard Culture 25 Some of the Reasons Employees Choose to Work at Vanguard VANGUARD EMPLOYEES: . Enjoy working with their team in a fast-paced, challenging environment . Are able to be multi-faceted and take on a variety of tasks and projects . Lend their entrepreneurial spirit to add ideas that lead to Company cost savings and efficiencies . Get excited when the Company announces an acquisition and realizes its an opportunity for the Company to grow and the employee to learn more facets of the business . Appreciate a competitive benefits package . Utilize the Flex 40 work schedule (half-day Friday, every other Friday) . Have “Working Managers” who roll up their sleeves . Successfully work in a lean and streamlined organizational structure where their contributions really make an impact to the bottom line and unitholder value

Employee Referral Program The Employee Referral Program is a way for employees to be incentivized and receive a cash bonus when the Company hires a new employee referred by you to Vanguard • When an employee you refer successfully completes 90-days of employment, you receive a $1,000 cash bonus check, to be paid through Insperity payroll • OurCAREERS portal lists all current, open positions and descriptions that can be found on the home page of our website, www.vnrllc.com under the CAREERS tab 26

Tuition Reimbursement Program ELIGIBILITY REQUIREMENTS: . Current full time employee . Course contributes to the development of employee for their current position or future advancement with Vanguard . Course attendance (online or in person) at an accredited college or university . Timely submittal and approval of tuition reimbursement request form to tuition@vnrllc.com prior to the course commencement date REIMBURSEMENT INFORMATION: Tuition and textbook expenses are reimbursed at 100%, up to a maximum of $5,500 for undergraduate courses and $7,500 for graduate courses on an annual basis upon successful completion of course(s) and submitting required receipts and documentation. 27 ADDITIONAL CASH!!! You can also receive tuition assistance from Insperity. Your continuing education courses are reimbursable up to a maximum of $500 per calendar year. Undergraduate or graduate college courses taken at an accredited institution are reimbursable up to a maximum of $1,500 per calendar year.

Dependent Care Program You can use pre-tax dollars for your eligible Dependent Care expenses ELIGIBILITY REQUIREMENTS: . Employee and spouse must both be employed . Dependent is considered a child under 13 . No minimum to contribute . Maximum contribution is $5,000 per family or $2,500 if married and filing separately REIMBURSEMENT INFORMATION: Each time dependent care services are paid, complete the Dependent Care Reimbursement Form to file your claim. Have your Provider sign the form and include their Tax ID Number and send in to Plan Administrator. 28

VNR Company Holidays Ten paid holidays annually 29 2015 VNR Holiday Schedule New Years Day Thursday, January 1 *Martin Luther King Day OR President’s Day Monday, January 19th OR Monday, February 16th Good Friday Friday, April 3rd Memorial Day Monday, May 25th Independence Day Friday, July 3rd Labor Day Monday, September 7th Thanksgiving Day Thursday, November 26th Day after Thanksgiving Friday, November 27th Christmas Eve Thursday, December 24th Christmas Day Friday, December 25th *Option to observe Martin Luther King Day or President’s Day as a “Floating Holiday”. Please note the “Floating Holiday” cannot be used on a different day.

Questions? 30 Scott Smith, President & CEO – 832-327-2259 Richard Robert, EVP & CFO – 832-327-2258 Britt Pence, EVP Operations – 832-327-2252 Lisa Godfrey - 832-327-2234; lgodfrey@vnrllc.com Erin Cowling - 832-377-2215; ecowling@vnrllc.com

Proxy Solicitation Legend 31 Information about the Proposed Merger and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203. Participants in the Solicitation Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.